April 8, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon, Senior Assistant Chief Accountant

Re:                             Starwood Property Trust, Inc.

Form 10-K

Filed February 25, 2015

File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 25, 2015 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Starwood’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2014

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

COMMENT:

1.                                      In future filings please disclose the weighted average yield on your assets and the weighted average borrowing costs, including related hedging costs.

STARWOOD RESPONSE:

Beginning with our Form 10-Q filing for the quarter ended March 31, 2015, we will disclose the weighted average yield on our investment portfolio and our weighted average borrowing costs inclusive of related hedging costs.

Non-GAAP Financial Measures, page 65

COMMENT:

2.                                      Please reconcile the number of diluted weighted average shares used in Core Earnings per share to the number of diluted weighted average shares used in your GAAP EPS measures.

STARWOOD RESPONSE:

In our 2014 Form 10-K, we disclosed the following in an effort to reconcile the number of diluted weighted average shares used in our earnings per share (“EPS”) calculation as determined pursuant to generally accepted accounting principles (“GAAP”) to the shares used in our Core EPS calculation:

“In assessing the appropriate weighted average diluted share count to apply to Core Earnings for purposes of determining Core earnings per share (“EPS”), management considered the following attributes of our current GAAP diluted share methodology: (i) our participating securities were determined to be anti-dilutive and were thus excluded from the denominator of the EPS calculation; and (ii) the portion of the Convertible Notes that are “in-the-money” (referred to as the “conversion spread value”), representing the value that would be delivered to investors in shares upon an assumed conversion, is included in the denominator.  Because compensation expense related to participating securities is added back for Core Earnings purposes pursuant to the definition above, there is no dilution to Core Earnings resulting from the associated expense recognition.  As a result, our GAAP EPS methodology was adjusted to include (instead of exclude) participating securities. Further, conversion of the Convertible Notes is an event that is contingent upon numerous factors, none of which are in our control, and is an event that may or may not occur.  Consistent with the treatment of other unrealized adjustments to Core Earnings, our GAAP EPS methodology was adjusted to exclude (instead of include) the conversion spread value in determining Core EPS until a conversion actually occurs. For the year ended December 31, 2014, 3.4 million shares, representing the conversion spread value, were excluded from Core EPS.”

Beginning with our Form 10-Q filing for the quarter ended March 31, 2015, in addition to the written reconciliation disclosed above, we will disclose a tabular reconciliation of diluted weighted average shares used in our calculation of Core Earnings per share to diluted weighted average shares used to calculate diluted GAAP earnings per share.  A pro forma of this reconciliation for the year ended December 31, 2014 is as follows:

GAAP Diluted Weighted Average Shares	218,781
Add: Participating Securities	2,650
Less: Conversion Spread Value	(3,432)
Core Diluted Weighted Average Shares	217,999

Consolidated Balance Sheets, page 91

COMMENT:

3.                                      We note that you separately present the assets and liabilities held by variable interest entities on your balance sheet.  In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X.  Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

STARWOOD RESPONSE:

We respectfully note to the Staff that, since the consolidation rules were contemplated, LNR Property LLC (“LNR”), our wholly-owned subsidiary that we acquired on April 19, 2013, and related parties have engaged in numerous discussions, both written and oral, with the Financial Accounting Standards Board (“FASB”) and the SEC on this topic, with such discussions directed towards the seemingly unintended financial statement consequences of these standards on a unique business such as ours.  In that regard, we are providing, under separate cover and with a request for confidential treatment, correspondence with the SEC’s Office of the Chief Accountant of the Division of Corporation Finance describing the facts and circumstances surrounding our financial statement presentation of VIEs.  We also note that, as a result of these discussions, we assisted the FASB in understanding the nature of commercial mortgage-backed securities (“CMBS”) trusts and the impact of consolidation of these vehicles in order to arrive at the ultimate conclusions outlined in Accounting Standards Update (“ASU”) 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity.”

In order to fully understand the presentation of our consolidated variable interest entities (“VIEs”), it is important to understand the nature of these vehicles and the careful consideration we have dedicated to determining the most appropriate presentation of the consolidation of these vehicles.  Since our acquisition of LNR on April 19, 2013, Starwood owns one of the nation’s largest commercial mortgage special servicers, which comprised approximately 44% of our 2014 net income on a GAAP basis.  LNR services nearly one third of the nation’s CMBS trusts, and is the only commercial mortgage special servicer whose financial results are included in a public filing.  The nature of LNR’s business is vastly different from the more typical residential mortgage servicers and other structures for which we believe the consolidation literature was intended and structured.

In the normal course of business, LNR, comprising our real estate investing and servicing (“REIS”) segment, invests in investment grade, unrated and non-investment grade portions of various issues of CMBS.  The securities are issued by special purpose trusts, which are structured as pass through entities.  A significant portion of LNR’s CMBS holdings are in the lowest tranche of the issued debt of these CMBS trusts.  This tranche is typically referred to as the “controlling class”, which carries the right to name the special servicer of the trust.

In structuring these trusts, a third party (normally a financial institution) originates loans and then securitizes those loans into a special purpose vehicle.  Once securitized into a CMBS trust structure, the loans do not trade.  At that point, the loans become part of a closed system, with the special purpose structure effectively transforming the loans into a mathematical waterfall of liability cash flows.  After securitization, the sole purpose of the loans is to provide cash flows to the bondholders of the structure.  While the loans are restricted from being traded, the liabilities trade regularly, with observable market prices readily available.  At inception, a CMBS trust consists only of commercial real estate loans as its assets and debt to bondholders as its liabilities.  Over time, some of those loans default and are foreclosed upon, creating a second asset category of foreclosed real estate (“REO”) within the trust prior to the asset being liquidated.

The CMBS trusts in which LNR invests are generally considered VIEs under ASC 810.  The VIE is deliberately structured as passive whereby a pool of commercial real estate loans is selected for transfer into the VIE and then held constant over its life.  No reinvestment is permitted and the entities are not actively managed.  As a result, individual loans are not permitted to be sold from the trust or traded in the marketplace. These assets are restricted and can only be used to fulfill the obligations of the trust.  The fair value of this type of loan is very different from a loan which would trade freely outside of such a structure.

Due to the difficulties in valuing loans within this type of structure, the guidance outlined in ASU 2014-13 permits an entity to use the financial liabilities of the VIE to value the overall pool of assets of a VIE.  This guidance indicates that the financial assets and financial liabilities of a consolidated collateralized financing entity (“CFE”, which is used synonymously with VIE for purposes of this letter) should be measured using the “more observable of the fair value of the financial assets and the fair value of the financial liabilities.”  In the case of our VIEs, the financial liabilities of a CMBS trust are more observable, and we thus apply this approach in consolidating these vehicles.

Other than loans, the only other potential assets of a CMBS trust are REO.  In the context of CMBS trusts consolidated pursuant to ASC 810, an REO asset only appears on a reporting entity’s balance sheet in one of two instances: (1) the new consolidation of a CMBS trust structure; and (2) the foreclosure of a loan in an already consolidated CMBS trust structure.  When an asset becomes REO, it is due to nonperformance of the loan, which is already at fair value due to the election of the fair value option.  The valuation of REO assets at fair value occurs quite often under the current ASC 810 model.  As a result, the carrying value of an REO asset is generally fair value under existing GAAP. In addition, once an asset becomes REO, its disposition time is relatively short, and deconsolidation of the trust could occur during that time if we are terminated as special servicer of the trust.  As a result, distinguishing an asset between a loan and an REO does not provide any incremental value in this context.

In addition, REO assets generally represent a very small percentage of the overall asset pool of a CMBS trust, and for our portfolio, are 4% of our VIE assets.  In a new issue CMBS trust, REO is zero.  This is supported by the Basis of Conclusions section of ASU 2014-13, paragraph BC18, which states, in part, “… respondents to the proposed Update indicated that the value of any nonfinancial assets held by a collateralized financing entity is generally insignificant and nonfinancial assets are held temporarily.”  Consistent with Rule 5-02 of Regulation S-X, any balance sheet line item which does not exceed 5% of an entity’s assets need not be separately presented.

In addition, ASC 810-10-45-25 requires that a reporting entity present each of the following separately on the face of the statement of financial position:

“a. Assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE

b. Liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.”

In its deliberations of ASC 810, the FASB considered, but rejected, a single-line-item display of assets and liabilities that meet the separate presentation criteria. In order to avoid potential inconsistency and comparability issues in a reporting entity’s consolidated financial statements, the FASB decided to require separate presentation of elements of consolidated variable interest entities as described in the excerpt above. While some could interpret this requirement to mean that each consolidated VIE’s assets and liabilities that qualify for disclosure must be separately presented, certain of the large accounting firms have issued guidance stating their understanding that this requirement means that the same or similar assets of all consolidated VIEs that meet this separate presentation criterion could be presented in the aggregate on the relevant balance sheet line item.  This guidance states, in part:

“The VIE model does not provide guidance on how assets and liabilities that meet the separate presentation criteria should be presented in the primary beneficiary’s balance sheet. We believe that a reporting entity has presentation alternatives provided the assets and liabilities that meet the separate presentation criteria are separately presented on the face of the balance sheet. For example, a reporting entity that is the primary beneficiary of a VIE could present each asset element that meets the separate presentation criteria as one line item and parenthetically disclose the amount of the asset in a VIE. Alternatively, the reporting entity could present an asset element in two separate line items, one line item for the asset in a VIE that meet the separate presentation criteria and another line item for the reporting entity’s corresponding asset. There may be other acceptable alternatives.”

While on a dollars basis, REO assets are insignificant to VIE assets and to our consolidated assets overall, our VIE asset pool currently contains approximately 500 REO properties.  As a result, determining fair value for each of these 500 properties on a quarterly basis would be an extremely time consuming effort.  More importantly, it would result in no incremental utility to the users of our financial statements, and ultimately, would be less accurate than our current methodology, particularly since the assets of the VIE can only be used to settle the obligations of the VIE.  This approach is consistent with the disclosure objectives of ASC 810, as published in ASC 810-10-50-10:

“A reporting entity shall determine, in light of the facts and circumstances, how much detail it shall provide to satisfy the requirements of the Variable Interest Entities Subsections. A reporting entity shall also determine how it aggregates information to display its overall involvements with VIEs with different risk characteristics. The reporting entity must strike a balance between obscuring important information as a result of too much aggregation and overburdening financial statements with excessive detail that may not assist financial statement users to understand the reporting entity’s financial position. For example, a reporting entity shall not obscure important information by including it with a large amount of insignificant detail.”

Because CMBS trust financial liabilities are more observable, the methodology prescribed by ASU 2014-13 effectively results in a derived number for VIE assets as a pool.  This makes sense because, in the case of a CMBS trust, all of the assets as a pool are used to satisfy the liabilities of the trust.  This methodology is ultimately designed to arrive at the critical conclusion for investors, which is for the consolidated net income (loss) of a reporting entity to only reflect amounts that reflect changes in its own economic interests in the consolidated trust.  Any segregation of the assets beyond the total pool would result in balances that are not meaningful because (i) a bondholder could not access those assets individually; and (ii) determining a precise value for these assets would be nearly impossible.  Said another way, as two lines in our balance sheet, the numbers would be estimates and allocations of a total liability number, whereas in total, they agree to a market value that is observable.

As one of the nation’s largest special servicers, servicing nearly one third of the nation’s CMBS trusts, our entire business is predicated on owning the controlling class.  As a result, consolidation of CMBS structures is commonplace; we regularly consolidate and deconsolidate CMBS trusts due to ordinary course transactions such as purchases and sales of CMBS and special servicer appointments.  As a public company, we are concerned about creating any confusion for users beyond that which already exists as a result of consolidating these vehicles.

Based on the above, we arrived at our current presentation of including all of the assets of a VIE in a single line on our balance sheet.  We believe this presentation is consistent with Rule 5-02 of Regulation S-X based on the insignificance of the REO balance generally, with the requirements of ASC 810-10-45-25, with certain public accounting firms’ published interpretive guidance, with the above-referenced correspondence with the SEC, which we are providing to the Staff under separate cover and with a request for confidential treatment, and with the overall objective of financial reporting to provide meaningful information to investors.  The liabilities of our VIEs consist solely of debt to bondholders of the CMBS trust, and are thus properly classified as a single line item in accordance with Rule 5-02 of Regulation S-X.

Consolidated Statements of Operations, page 92

COMMENT:

4.                                      We note your separate presentation of income of consolidated VIE’s, net related to the assets and liabilities of your consolidated VIEs.  Please tell us your basis for this presentation and specifically address how it complies with the requirements of Rule 5-03 of Regulation S-X which requires consolidated totals for each line item.

STARWOOD RESPONSE:

Similar to our response to Comment 3, we respectfully note to the Staff that the basis for our income statement presentation was determined after careful consideration of the impact of CMBS trust consolidation to our financial statements and which presentation would be most meaningful to the users of our financial statements. As noted in our response to Comment 3, the critical conclusion that is contained in ASU 2014-13 is that a reporting entity’s consolidated net income (loss) should only reflect the reporting entity’s own economic interests in the consolidated VIE.  In the context of consolidated CMBS trusts, LNR’s economic interest is its ownership of a CMBS security.

Because we elect the fair value option for initial and subsequent recognition of our consolidated VIE assets and liabilities, and because the fair value of the VIE assets equals the fair value of the liabilities pursuant to ASU 2014-13, the only change to VIE assets each period is the change in fair value of the liabilities.  As a result, the two primary line items which would appear in our income statement on a gross basis would be the inflated change in fair value of VIE assets and the change in fair value of VIE liabilities, both of which would appear within the “other income” section of our consolidated statement of operations, consistent with Rule 5-03 of Regulation S-X.  Before consolidation, these two numbers are the same because total VIE assets equal total VIE liabilities under ASU 2014-13.  The numbers individually total in the billions, but net to zero.  However, in consolidation, we would eliminate the portion of the change in fair value of VIE liabilities that pertains to our beneficial interest in the CMBS trust (i.e., the CMBS security asset we hold, which is reflected as debt on the VIE’s balance sheet).  The resulting net number is the portion that pertains to our economic interest in the consolidated VIE.

Additionally, as discussed above, we elected the fair value option for both our VIE assets and liabilities in the trust; therefore, interest income and interest expense presentation as separate line items are no longer relevant on a standalone basis. These amounts are effectively included in the total fair value changes period to period, but obviated because of the overlay of the fair value option.  ASC 825-10 does not include guidance on geography for items measured at fair value under the fair value option.  Rather, it implies that the presentation of such items is a policy election.  Since adoption of ASC 810, our elected policy has been to present these items through the same line item on our statement of operations.  Certain of the large accounting firms have published interpretive guidance supporting this.  In discussing the segregation of interest income from other changes in fair value, one such publication states, “We encourage reporting entities to use the single line presentation because splitting the change in fair value creates an amount in a line item that is just a residual difference. In either case, reporting entities should select a policy for income statement presentation that is appropriate for their facts and circumstances, disclose the policy in the footnotes, and follow it consistently.”  In our case, the difference between the change in fair value of VIE assets and the change in fair value of VIE liabilities is simply the residual difference attributable to our beneficial interest in the VIE.

Similar to our response to Comment 3, we respectfully submit that we do not see any added benefit to providing the users of our financial statements with two inflated line items in our statement of operations, neither of which individually pertains to our beneficial interest in the VIE.  In fact, we would view this presentation as somewhat distortive because our beneficial interest in the VIE would be eliminated and hidden in the residual difference between the change in fair value of assets and the change in fair value of liabilities.  Consistent with the underlying purpose of ASU 2014-13, the consolidation of VIEs should result in a reporting entity only reflecting its own economic interest in the VIE.  We believe that netting the changes in fair value of liabilities against the changes in fair value of assets on a consolidated basis accomplishes this objective.  However, we will include in future filings additional disclosure in Footnote 2, Summary of Significant Account Policies, related to our financial statement presentation of consolidated VIEs.

COMMENT:

5.                                      We note that a majority of your revenue is derived from interest on leveraged investments.  Please tell us why interest expense has been presented as a component of costs and expenses, rather than as part of net interest margin.  In this regard, a “net interest income” presentation is generally appropriate for companies with interest expense related to financing its investments earnings interest income.  Please see ASC 942-10-S99-4 for reference.

STARWOOD RESPONSE:

As discussed in our response to Comment 3, on April 19, 2013, Starwood and its affiliates acquired LNR, a diversified real estate operating business which houses one of the nation’s largest special servicers.  Prior to the LNR acquisition, Starwood applied the “net interest income” presentation prescribed by ASC 942-10-S99-4.  Because our operations at that time consisted principally of originating and acquiring commercial mortgage loans, the industry-specific accounting and reporting guidance for depository and lending financial institutions that is outlined in ASC 942 was appropriate.  This was the same presentation followed by our competitors who were strictly mortgage real estate investment trusts (“REITs”).

However, with the acquisition of LNR and our growing single-family residential real estate rental portfolio, our business became much more diversified, as did our operating results.  As a result, we reevaluated the presentation of our statement of operations.  In connection with that evaluation, we determined that the more general income statement presentation outlined in Rule 5-03 of Regulation S-X was more appropriate.  We disclosed this change in presentation in our Form 10-Q for the quarter ended June 30, 2013, our Form 10-Q for the quarter ended September 30, 2013, and our Form 10-K for the year ended December 31, 2013.

The LNR acquisition set Starwood apart from its competitors, establishing it as a diversified commercial real estate finance operating business, which now includes not only a traditional commercial mortgage lending business, but also a special servicing operation, a conduit loan origination platform, a CMBS investment portfolio, a growing portfolio of real estate equity investments and, until its spin-off in early 2014, a billion-dollar single-family residential real estate rental portfolio.

We respectfully note to the Staff that we believe the diverse nature of Starwood’s operations justifies our use of the general income statement presentation outlined in Rule 5-03 versus the “net interest income” presentation in ASC 942-10-S99-4, which is intended for depository and lending financial institutions, such as traditional mortgage REITs.  Referencing our segment disclosure, during the year ended December 31, 2014, only 56% of our net income on a GAAP basis came from our commercial mortgage lending business (i.e., our Lending Segment, as defined in our 2014 Form 10-K), while the remainder was sourced from our other operating businesses described above.  For the latter 44%, we do not believe a “net interest income” presentation would be appropriate.

In addition, because we use corporate level debt to fund business acquisitions (i.e., LNR), investments other than loans, as well as construction and similar loans which cannot be leveraged with traditional repurchase financing, the interest expense associated with this debt would not be appropriate for a “net interest income” presentation.  We believe a hybrid of “net interest income” presentation and the more traditional presentation which we currently provide for operating businesses would only further confuse our investors and the users of our financial statements.  However, we do believe that net interest income disclosure for just our Lending Segment would be useful to investors.  As a result, we will include this as a supplemental disclosure in future filings, beginning with our Form 10-Q filing for the quarter ended March 31, 2015.

* * * * *

Starwood hereby acknowledges that:

•                  Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2014 Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•                  Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge and appreciate that the discussion of VIEs, as outlined above and in various communications with the FASB and the SEC, is complex. As a result, we would welcome a discussion with you on this topic to assist you in better understanding the nature of these vehicles and the resulting impact to our consolidated financial statements.  In the meantime, if you should need any further information, please contact Rina Paniry, Chief Financial Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ Rina Paniry

Rina Paniry
Chief Financial Officer